SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 8)*

Epicor Software Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

29426L108

(CUSIP Number)

Stephen M. Schultz, Esq.

Kleinberg, Kaplan, Wolff & Cohen, P.C.

551 Fifth Avenue, New York, New York 10176

Tel: (212) 986-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 24, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott Associates, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

3,250,513

8	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

3,250,513

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,250,513

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.4%

14.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8	SHARED VOTING POWER

4,875,768

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

4,875,768

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,875,768

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.0%

14.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International Capital Advisors Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8	SHARED VOTING POWER

4,875,768

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

4,875,768

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,875,768

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.0%

14.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed with respect to the shares of the common stock, $.001 par value (the “Common Stock”), of Epicor Software Corporation (the “Issuer”), beneficially owned by Elliott Associates, L.P. and its wholly-owned subsidiaries (“Elliott”), Elliott International, L.P. (“Elliott International”), and Elliott International Capital Advisers Inc. (“EICA” and collectively, the “Reporting Persons”) as of February 25, 2009 and amends and supplements the Schedule 13D filed on August 18, 2008, as previously amended (collectively, the “Schedule 13D”). Except as set forth herein, the Schedule 13D is unmodified.

ITEM 3.	Source and Amount of Funds or Other Consideration.
Elliott Working Capital	$26,114,966
Elliott International Working Capital	$39,172,429
ITEM 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is supplemented by the following:

On February 24, 2009, the Reporting Persons entered into an Agreement (the “Agreement”) with the Issuer, pursuant to which, among other things, the Issuer agreed to increase the size of its board of directors (the “Board”) from five to seven members and appoint Mr. Richard H. Pickup (the “First Nominee”) and Mr. John Dillon (the “Second Nominee”, together with the First Nominee, the “New Appointees”) as directors of the Issuer to fill the new vacancies on the Board. The Issuer agreed to nominate the New Appointees at the Issuer’s 2009 annual meeting of its stockholders for terms to expire at the end of the Issuer’s 2010 annual meeting of its stockholders (the “2010 Annual Meeting”) and also agreed to appoint the Second Nominee to any committee responsible for evaluating any material transaction involving the Issuer that is out of its ordinary course of business.

Under the Agreement, the Reporting Persons are permitted to acquire, and the Issuer has agreed to exempt the Reporting Persons from Section 203 of the Delaware General Corporation Law and the Rights Agreement, dated as of April 1, 1994, between the Issuer and First Interstate Bank of California, as amended with respect to the acquisition of, up to $100 million aggregate principal amount of Convertible Bonds (as defined below) and 14.99% of the Common Stock (excluding shares of Common Stock issuable upon conversion or settlement of Convertible Bonds, unless issued upon conversion of the Convertible Bonds pursuant to an election made by any Reporting Person, the “Maximum Percentage”).

Under the Agreement, the Reporting Persons agreed to abide by certain standstill provisions through the earlier to occur of (i) February 24, 2010, (ii) fifteen (15) days prior to the last date under the Issuer’s bylaws that stockholders of the Issuer may submit proposals or director nominations for the 2010 Annual Meeting, (iii) the date the Issuer publicly announces that it has entered into a definitive agreement with any person or entity other than the Reporting Persons relating to (x) a change of control transaction of the Issuer or (y) the sale of all or substantially all or a material portion of the assets of the Issuer and (iv) after a third party makes a bona fide tender or exchange offer for the Issuer’s Common Stock and the Issuer fails to recommend that its stockholders reject such offer.

The standstill restrictions include, but are not limited to, restrictions against the Reporting Persons: (a) soliciting proxies; (b) forming a “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934; (c) purchasing shares of Common Stock in excess of the Maximum Percentage; (d) making stockholder proposals; and (e) otherwise acting to (i) make any public statement critical of the Issuer, (ii) control the Board, other than through non-public communications with the officers and directors of the Issuer, or (iii) effect a business combination involving the Issuer, other than through non-public communications with the officers and directors of the Issuer; provided that, subject to the terms of the Agreement, the Reporting Persons may have non-public communications with third parties regarding the Reporting Persons’ current investment in the Issuer. Notwithstanding the foregoing, the Agreement does not preclude the Reporting Persons from making a public disclosure to the extent the failure to do so would violate Section 13(d) of the Securities Exchange Act of 1934 or the rules and regulations thereunder.

The foregoing description of the Agreement is a summary only and is qualified in its entirety by reference to the Agreement, which is filed as Exhibit I hereto and incorporated herein by reference.

Subject to the limitations imposed by the standstill restrictions, the Reporting Persons reserve the right during the term of the standstill restrictions to, and may, among other actions, (i) privately discuss, meet with and/or send non-public correspondence to the directors or officers of the Issuer regarding a business combination with the Issuer, (ii) privately discuss, meet with and/or send non-public correspondence to third parties with respect to its current investment in the Issuer and (iii) buy or sell the Issuer’s debt or equity securities. Following the expiration of the standstill restrictions, subject to the limitations contained in Section 7 of the Agreement, which survives the termination of the Agreement and the expiration of the standstill restrictions, the Reporting Persons reserve the right to, and may in the future, among other actions, (i) buy or sell the Issuer’s debt or equity securities, (ii) effect or seek a business combination with or by the Issuer and/or (iii) discuss, meet with and/or send correspondence to (a) officers or directors of the Issuer (b) other holders of securities of the Issuer, (c) financial advisors and/or (d) other third parties to discuss and/or formulate any plans or proposals regarding the Issuer or its securities. There can be no assurance, however, that any of the Reporting Persons will take any such action, and may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or plans or proposals with respect thereto.

ITEM 5.	Interest in Securities of the Issuer.

(a)        Elliott beneficially owns 3,250,513 shares of Common Stock, consisting of: (i) 2,615,081 shares of Common Stock and (ii) 2-3/8% Convertible Bonds due May 15, 2027 (“Convertible Bonds”) convertible into 635,432 shares of Common Stock. Elliott owns its Convertible Bonds through The Liverpool Limited Partnership, a wholly-owned subsidiary of Elliott. The 3,250,513 shares of Common Stock constitute 5.4% of all of the outstanding shares of Common Stock.

Elliott International and EICA beneficially own an aggregate of 4,875,768 shares of Common Stock, consisting of: (i) 3,922,619 shares of Common Stock and (ii) Convertible Bonds convertible into 953,149 shares of Common Stock. The 4,875,768 shares of Common Stock constitute 8.0% of all of the outstanding shares of Common Stock.

Collectively, Elliott, Elliott International and EICA beneficially own 8,126,281 shares of Common Stock constituting 13.2% of all of the outstanding shares of Common Stock.

(b)        Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by it.

Elliott International has the shared power with EICA to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned by Elliott International. Information regarding each of Elliott International and EICA is set forth in Item 2 of this Schedule 13D and is expressly incorporated by reference herein.

(c)        The transactions effected by the Reporting Persons during the past sixty (60) days are set forth on Schedule 1 attached hereto. No other transactions with respect to the Common Stock that are required to be reported on Schedule 13D were effected by any of the Reporting Persons during the past sixty (60) days.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangement, understandings or relationships with respect to the securities of the Issuer other than the Agreement discussed in Item 4.

ITEM 7.	Material to be Filed as Exhibits.

Schedule 1 – Transactions of the Reporting Persons Effected During the Past 60 Days.

Exhibit A - Joint Filing Agreement (previously filed)

Exhibit B – Letter to the Board dated October 1, 2008 (previously filed)

Exhibit C - Schedule TO filed by Elliott ERP LLC on October 15, 2008 with the Securities and Exchange Commission (previously filed)

Exhibit D - Schedule TO-T/A (Amendment No.1) filed by Elliott ERP LLC on November 4, 2008 with the Securities and Exchange Commission (previously filed)

Exhibit E - Schedule TO-T/A (Amendment No.2) filed by Elliott ERP LLC on November 6, 2008 with the Securities and Exchange Commission (previously filed)

Exhibit F - Schedule TO-T/A (Amendment No.3) filed by Elliott ERP LLC on November 19, 2008 with the Securities and Exchange Commission (previously filed)

Exhibit G - Schedule TO-T/A (Amendment No.4) filed by Elliott ERP LLC on November 21, 2008 with the Securities and Exchange Commission (previously filed)

Exhibit H - Schedule TO-T/A (Amendment No.5) filed by Elliott ERP LLC on November 24, 2008 with the Securities and Exchange Commission (previously filed)

Exhibit I – Agreement between the Reporting Persons and the Issuer dated February 24, 2009.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:	February 25, 2009

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By: /s/ Elliot Greenberg
Elliot Greenberg, Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Elliott Intrnational Capital Advisors Inc., as Attorney-in-Fact

By: /s/ Elliot Greenberg
Elliot Greenberg, Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By: /s/ Elliot Greenberg
Elliot Greenberg, Vice President

SCHEDULE 1

Transactions of the Reporting Persons Effected During the Past 60 Days

The following transactions were effected by Elliott Associates, L.P. during the past sixty (60) days:

Date	Security	Amount of Shs. Bought (Sold)	Approx. Price per Share (excl. of commission)
06-Jan-2009	Common	2,000	$4.884000
08-Jan-2009	Common	2,000	$4.940000
09-Jan-2009	Common	2,000	$4.850000
12-Jan-2009	Common	2,120	$4.623800
13-Jan-2009	Common	2,000	$4.500000
14-Jan-2009	Common	2,000	$4.215000
15-Jan-2009	Common	2,000	$4.050000
16-Jan-2009	Common	2,000	$4.250000
16-Jan-2009	Common	3,000	$4.170000
21-Jan-2009	Common	2,000	$3.707700
22-Jan-2009	Common	1,000	$3.640000
22-Jan-2009	Common	1,000	$3.650000
23-Jan-2009	Common	1,000	$3.490000
26-Jan-2009	Common	1,000	$3.500000
28-Jan-2009	Common	1,000	$3.710000
02-Feb-2009	Common	80	$3.500000
03-Feb-2009	Common	1,000	$3.550000
04-Feb-2009	Common	1,000	$3.540000

The above transactions were effected on the open market.

The following transactions were effected by Elliott International, L.P. during the past sixty (60) days:

Date	Security	Amount of Shs. Bought (Sold)	Approx. Price per Share (excl. of commission)
06-Jan-2009	Common	3,000	$4.884000
08-Jan-2009	Common	3,000	$4.940000
09-Jan-2009	Common	3,000	$4.850000
12-Jan-2009	Common	3,180	$4.623800
13-Jan-2009	Common	3,000	$4.500000
14-Jan-2009	Common	3,000	$4.215000
15-Jan-2009	Common	3,000	$4.050000
16-Jan-2009	Common	3,000	$4.250000
16-Jan-2009	Common	4,500	$4.170000
21-Jan-2009	Common	3,000	$3.707700
22-Jan-2009	Common	1,500	$3.640000
22-Jan-2009	Common	1,500	$3.650000
23-Jan-2009	Common	1,500	$3.490000
26-Jan-2009	Common	1,500	$3.500000
28-Jan-2009	Common	1,500	$3.710000
02-Feb-2009	Common	120	$3.500000
03-Feb-2009	Common	1,500	$3.550000
04-Feb-2009	Common	1,500	$3.540000

The above transactions were effected on the open market.

EXHIBIT I

AGREEMENT

THIS AGREEMENT (“Agreement”), dated as of February 24, 2009, is made by and among Epicor Software Corporation, a Delaware corporation (“Epicor” or the “Company”), and the entities listed on Schedule A hereto together with their affiliates (collectively, the “Elliott Group”) (each of the Company and the Elliott Group, a “Party” to this Agreement, and collectively, the “Parties”).

WHEREAS, the Elliott Group may be deemed to beneficially own shares of common stock of Epicor (the “Common Stock”) totaling, in the aggregate, 6,537,700 shares, or approximately 10.7% of the Common Stock issued and outstanding on the date hereof and the principal amount of Epicor’s Convertible Senior Notes due 2027 (the “Convertible Notes”) set forth on Schedule B hereto; and

WHEREAS, Epicor and the Elliott Group have agreed that it is in their mutual interests to enter into this Agreement.

NOW, THEREFORE, in consideration of the premises and the representations, warranties, and agreements contained herein, and other good and valuable consideration, the Parties mutually agree as follows:

1.         Representations and Warranties of the Elliott Group. The Elliott Group represents and warrants to Epicor that (a) this Agreement has been duly authorized, executed and delivered by the Elliott Group, and is a valid and binding obligation of the Elliott Group, enforceable against the Elliott Group in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles; (b) neither the execution of this Agreement nor the consummation of any of the transactions contemplated hereby nor the fulfillment of the terms hereof, in each case in accordance with the terms hereof, will conflict with, result in a breach or violation of the organizational documents of the Elliott Group as currently in effect; (c) as of the date of this Agreement, the Elliott Group may be deemed to Beneficially Own (as defined in the Rights Agreement, dated as of April 1, 1994, between the Company and First Interstate Bank of California, as amended (the “Rights Plan”)) in the aggregate (i) 6,537,700 shares of Common Stock issued and outstanding and (ii) the principal amount of Convertible Notes set forth on Schedule B hereto; and (d) as of the date of this Agreement, the Elliott Group is not aware of (i) any claims or causes of action of any nature that the Elliott Group, its affiliates, officers or directors, in their capacity as such, may have against Epicor, its affiliates, officers or directors, in their capacity as such, or (ii) any facts or circumstances that would reasonably be expected to give rise to any such claims or causes of action.

2.         Representations and Warranties of Epicor. Epicor hereby represents and warrants to the Elliott Group that (a) this Agreement has been duly authorized, executed and delivered by Epicor, and is a valid and binding obligation of Epicor, enforceable against Epicor in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles; (b) neither the execution of this Agreement nor the consummation of any of the transactions contemplated hereby nor the fulfillment of the terms hereof, in each case in accordance with the terms hereof, will conflict with, result in a breach or violation or imposition of any lien, charge or encumbrance upon any property or assets of Epicor or any of its subsidiaries pursuant to any law, any order of any court or other agency of government, Epicor’s Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”), Epicor’s Amended and Restated Bylaws (the “Bylaws”), or the terms of any indenture, contract, lease, mortgage, deed of trust, note agreement, loan agreement or other agreement, obligation, condition, covenant or instrument to which Epicor is a party or bound or to which its property or assets is subject nor trigger any “change of control” provisions in any agreement to which Epicor is a party; and (c) as of the date of this Agreement, Epicor is not aware of (i) any claims or causes of action of any nature that Epicor, its affiliates, officers or directors, in their capacity as such, might have against the Elliott Group, its affiliates, officers or directors, in their capacity as such, or (ii) any facts or circumstances that would reasonably be expected to give rise to any such claims or causes of action.

3.	Directorships.

(a)        Prior to the time that Epicor mails its definitive proxy statement for its 2009 annual meeting of stockholders, but in any event no later than the close of business on February 24, 2009, Epicor shall increase the size of its board of directors (the “Board”) from five (5) to seven (7) members. The Nominating and Corporate Governance Committee of the Board (the “Nominating Committee”) has in good faith, having reviewed and approved the credentials of Richard H. Pickup (the “First Nominee”), and John Dillon, the nominee mutually selected by Epicor and the Elliott Group (the “Second Nominee”), in exercising of its fiduciary duties, concluded that each such candidate has business experience in such areas as would reasonably be expected to enhance the Board, and determined, consistent with Epicor’s guidelines relating to director qualifications and Board composition, and determined to appoint the First Nominee and the Second Nominee to the Board (the “New Appointees”) to fill the vacancies on the Board to be created by increasing its size to seven (7) members.

(b)        If, at any time after the date hereof and during the term of this Agreement, any committee of the Board is formed, directed or authorized to evaluate, negotiate or approve any transaction involving a possible change in control of Epicor, the sale of all or substantially all or a material portion of the assets of Epicor or any other material transaction out of the ordinary course of business (such transaction, a “Transaction”), the Board will appoint the Second Nominee to serve on any such committee to the extent that the Second Nominee does not have a conflict of interest with respect to or a material interest in the Transaction. Without limiting the foregoing and subject to compliance with the board’s fiduciary responsibilities, Epicor also agrees that after the date hereof and during the term of this Agreement, all proposals received or developed by Epicor, including by its officers, which would constitute a Transaction, will be discussed, including a discussion of the strategy to be followed by Epicor with respect thereto, with the entire Board, including the Second Nominee, and the entire Board will be kept apprised on a current basis, of the state of such proposal and the views of all members of the Board will be solicited and considered.

(c)        Subject to Sections 3(d) and 3(e), Epicor agrees that the Board will take all actions necessary and appropriate to:

(1)        subject to the acceptance by the New Appointees, as soon as reasonably practicable, but in any event no later than the close of business on February 24, 2009, appoint the New Appointees to the Board to fill the vacancies created by increasing the size of the board to seven (7) members;

(2)        nominate the New Appointees as two (2) of the board nominees nominated by the Epicor Board for election to the Epicor Board of Directors in connection with Epicor’s 2009 annual meeting of stockholders, with terms expiring at Epicor’s 2010 annual meeting of stockholders;

(3)        recommend, and reflect such recommendation in Epicor’s definitive proxy statement in connection with Epicor’s 2009 annual meeting of stockholders, that the stockholders of Epicor vote to elect the New Appointees as directors of Epicor at the 2009 annual meeting of stockholders; and

(4)        use reasonable efforts consistent with the efforts used to obtain proxies for the other candidates nominated by the Board to obtain proxies in favor of the election of the New Appointees at Epicor’s 2009 annual meeting of stockholders.

(d)        Epicor agrees that if, during the term of this Agreement, the First Nominee (i) refuses to serve, (ii) has committed an act that would be grounds for removal from the Board for cause or (iii) is removed for cause, resigns, or is otherwise unable to serve, Epicor shall have the discretion to appoint a substitute person to replace such First Nominee (any such replacement First Nominee appointed in accordance with the provisions of this clause (d) shall be referred to as the “Replacement First Nominee”), and such Replacement First Nominee shall be deemed the First Nominee for all purposes of this Agreement, or to reduce the size of the Board from seven (7) to six (6) members.

(e)        Epicor agrees that if, during the term of this Agreement, the Second Nominee (i) refuses to serve, (ii) has committed an act that would be grounds for removal from the Board for cause or (iii) is removed for cause, resigns, or is otherwise unable to serve, the Elliott Group shall designate another person to replace such Second Nominee, subject to the approval of Epicor’s Nominating Committee in good faith after exercising its fiduciary duties and determining that such candidate has business experience in such areas as would reasonably be expected to enhance the Board, consistent with Epicor’s guidelines relating to director qualifications and Board composition (any such replacement Second Nominee selected and approved in accordance with this clause (e) shall be referred to as the “Replacement Second Nominee”), and the Replacement Second Nominee shall be deemed the Second Nominee for all purposes of this Agreement.

(f)        Each of the New Appointees, upon election to the Board, will be governed by the same protections and obligations regarding confidentiality, conflicts of interests, fiduciary duties, trading and disclosure policies and other governance guidelines, and shall have the same rights and benefits, including (but not limited to) with respect to insurance, indemnification, compensation and fees, as are generally applicable to any non-employee director of Epicor.

4.         Standstill Restrictions. Subject to applicable law, including Section 13(d) and (g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), except as permitted pursuant to the terms of this Agreement, during the term of this Agreement, the Elliott Group shall not, and shall cause their respective principals, directors, stockholders, officers, employees, agents and affiliates not to, in any manner, directly or indirectly:

(a)        solicit (as such term is used in the proxy rules of the Securities and Exchange Commission (the “SEC”)) proxies, or conduct any nonbinding referendum with respect to Common Stock, or make, or in any way participate in, any “solicitation” of any “proxy” within the meaning of Rule 14a-1 promulgated by the SEC under the Exchange Act to vote any shares of Common Stock with respect to any matter, or become a “participant” in any “contested solicitation” for the election of directors with respect to Epicor (as such terms are defined or used in the Exchange Act and the rules promulgated thereunder), other than solicitations or acting as a participant in support of all of Epicor’s nominees and proposals;

(b)        purchase or cause to be purchased or otherwise acquire or agree to acquire Ownership (as defined in Section 203 of the Delaware General Corporation Law (“DGCL”)) of any Common Stock or other securities issued by Epicor, if in any such case, immediately after the taking of such action, one or more members of the Elliott Group would, in the aggregate, collectively Own (as defined in Section 203 of the DGCL) more than 14.99% of the then outstanding shares of Common Stock; provided that the Elliott Group shall be permitted to acquire in the aggregate up to $100 million principal amount of the Convertible Notes and any shares of Common Stock issuable upon the conversion or settlement of such Convertible Notes shall be excluded from the calculation of the number of shares of Common Stock Owned (as defined in Section 203 of the DGCL) by the Elliott Group for purposes of this Section 4(b) and Section 7 of this Agreement, but any shares of Common Stock actually issued upon conversion or settlement of the Convertible Notes pursuant to an election made by any member of the Elliott Group shall not be so excluded (such percentage of shares of Common Stock Owned by the Elliott Group excluding shares of Common Stock issuable upon conversion or settlement of such Convertible Notes, but not excluding shares of Common Stock actually issued upon conversion or settlement of the Convertible Notes pursuant to an election made by any member of the Elliott Group, the “Maximum Percentage”);

(c)        make or be the proponent of any stockholder proposal, whether pursuant to Rule 14a-8 of the Exchange Act or otherwise;

(d)        form, join or in any way participate in any “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to the Common Stock (other than a group comprised solely of the Elliott Group);

(e)        deposit any Common Stock in any voting trust or subject any Common Stock to any arrangement or agreement with respect to the voting of any Common Stock, other than any such voting trust, arrangement or agreement solely among the Elliott Group;

(f)        otherwise act, alone or in concert with others, to (i) make any public statement critical of Epicor, its directors or management, (ii) control or seek to control the Board, other than through non-public communications with the officers and directors of Epicor or (iii) effect, or seek to effect, a merger, acquisition or other business combination involving Epicor other than through non-public communications with the officers and directors of Epicor; provided that, subject to the terms of this Agreement, the Elliott Group and its respective principals, directors, stockholders, officers, employees, agents and affiliates, may have non-public communications with third parties regarding the Elliott Group’s current investment in Epicor.

(g)        seek, alone or in concert with others, (i) representation on the Board, except as specifically contemplated in Section 3(a), Section 3(b), Section 3(c), Section 3(d) and Section 3(e) or (ii) the removal of any member of the Board;

(h)	make any proposal regarding any of the foregoing;
(i)	publicly disclose any request to amend, waive or terminate any provision of this Agreement; or

(j)        take or seek to take, or cause or seek to cause others to take, directly or indirectly, any action inconsistent with any of the foregoing.

5.         Disclosures Pursuant to Section 13(d) of the Exchange Act. Nothing in this Agreement shall be deemed to preclude the Elliott Group from making a public disclosure to the extent the failure to do so would violate Section 13(d) of the Exchange Act or the rules and regulations thereunder in the reasonable judgment of the Elliott Group following consultation with its legal advisors. The Elliott Group shall notify Epicor in writing two (2) business days prior to making any such public disclosure.

6.	Actions by the Elliott Group.

(a)        At Epicor’s 2009 annual meeting of stockholders, the Elliott Group shall vote, and cause their respective principals, directors, stockholders, officers, employees, partners, agents and affiliates to vote, all of the shares of Common Stock Beneficially Owned by them for each of Epicor’s nominees for election to the Board. Concurrently with the execution of this Agreement, each member of the Elliott Group agrees to deliver to Epicor an irrevocable proxy in the form attached hereto as Exhibit I (the “Proxy”), which shall be irrevocable to the fullest extent permitted by applicable law, covering the total number of shares of Common Stock Beneficially Owned by the Elliott Group.

(b)        The Elliott Group shall not take any action under the Bylaws or otherwise with respect to the nomination of directors for election at Epicor’s 2009 annual meeting of stockholders.

7.	Section 203 Waiver.

(a)        The Board has adopted the resolutions in the form attached hereto as Exhibit II and as a result thereof, the restrictions on business combinations contained in Section 203 of the DGCL will not apply to the Elliott Group because of the Acquisition (as defined in Exhibit II) and no member of the Elliott Group shall be deemed to be an “interested stockholder” (as defined in and contemplated by Section 203(c)(5) of the DGCL) as a result of the Acquisition.

(b)        If any member of the Elliott Group or any of their respective Affiliates or Associates (each, as defined in Section 203 of the DGCL) shall become the Owner (as defined in Section 203 of the DGCL) of such number of shares of Common Stock with the effect of increasing the aggregate Ownership of shares of Common Stock by the Elliott Group to such number of shares of Common Stock that represents an amount greater than the Maximum Percentage, then no member of the Elliott Group nor any of their respective Affiliates or Associates (each, as defined in Section 203 of the DGCL) shall engage in any business combination (within the meaning of Section 203 of the DGCL) for a period of three (3) years following the date on which the Elliott Group became the Owner (as defined in Section 203 of the DGCL) of more than the Maximum Percentage of the Common Stock. Notwithstanding the foregoing, no member of the Elliott Group shall be subject to the limitation set forth in the immediately preceding sentence to the extent that its Ownership is or will be increased in excess of the Maximum Percentage as a result of (1) a repurchase, redemption or other acquisition of any Common Stock by Epicor or (2) shares of Common Stock actually issued to the Elliott Group upon conversion or settlement of the Convertible Notes pursuant to an election made by Epicor, but such persons will be subject to such limitation if any such person or any of their respective Affiliates or Associates (each, as defined in Section 203 of the DGCL) thereafter becomes an Owner (as defined in Section 203 of the DGCL) of any additional shares of Common Stock (other than pursuant to a transaction described in clauses (1) and (2) of this sentence). Notwithstanding the the foregoing, in the event the Elliott Group becomes the Owner of less than the Maximum Percentage at any time, the Elliott Group shall be entitled to increase its ownership of Common Stock up to the Maximum Percentage.

(c)        The restrictions contained in Section 7(b) of this Agreement shall not apply if the Elliott Group would be entitled to rely on the exceptions set forth in Section 203(a)(1) through (3) and Section 203(b)(3) through (7) of the DGCL in the absence of the waiver referred to in Section 7(b).

8.         Amendment of the Rights Plan. The Board of Directors of Epicor has approved resolutions amending the Rights Plan in the form attached hereto as Exhibit III and will take all necessary action to execute such amendment as soon as reasonably practicable following approval of the Rights Agent (as defined in the Rights Plan), provided that such amendment shall be executed no later than February 25, 2009.

9.	Termination.

(a)        This Agreement shall terminate and the obligations of the Parties under this Agreement shall cease on the earlier of (i) the first anniversary of the date of this Agreement and (ii) fifteen (15) days prior to the last date under the Bylaws on which stockholders of Epicor may submit proposals or director nominations for Epicor’s 2010 annual meeting of stockholders (the “Termination Date”); it being understood that notwithstanding anything to the contrary in this Agreement, (A) the Elliott Group shall be permitted to submit director nominations for Epicor’s 2010 annual meeting of its stockholders and (B) Section 7 of this Agreement shall survive the termination of this Agreement.

(b)        Section 4 of this Agreement shall terminate on the earlier of (i) the Termination Date, (ii) the date Epicor publicly announces that it has entered into a definitive agreement with any person or entity other than the Elliott Group (or an affiliate thereof) relating to (X) the sale or merger of Epicor which if consummated would result in the stockholders of Epicor prior to such sale or merger owning less than fifty percent (50%) of the issued and outstanding equity securities of the surviving corporation following the consummation of such sale or merger or (Y) the sale of all or substantially all or a material portion of the assets of Epicor; or (iii) the date a third party makes a bona fide tender or exchange offer for the shares of Common Stock and Epicor fails to recommend that its stockholders reject such offer within ten (10) business days of the making of such offer or thereafter changes its recommendation to a recommendation other than a rejection.

10.       Public Announcement. Epicor and the Elliott Group shall promptly disclose the existence of this Agreement after its execution pursuant to a joint press release that is mutually acceptable to the parties, including a description of the material terms of this Agreement. Subject to applicable law, none of the Parties shall disclose the existence of this Agreement until the joint press release is issued. The Parties agree that, while this Agreement remains in effect, each Party shall refrain from any disparagement, defamation, libel, or slander with respect to any other Party or its affiliates or from publicly criticizing such other Party or its affiliates. The Elliott Group may file an amendment to its Schedule 13D with the SEC to disclose its entry into and the terms of this Agreement.

11.	Remedies.

(a)        Each of the Parties acknowledges and agrees that a breach or threatened breach by any Party may give rise to irreparable injury inadequately compensable in damages, and accordingly each Party shall be entitled to injunctive relief to prevent a breach of the provisions hereof and to enforce specifically the terms and provisions hereof in any state or federal court having jurisdiction, in addition to any other remedy to which such aggrieved Party may be entitled to at law or in equity.

(b)        In the event a Party institutes any legal action to enforce such Party’s rights under, or recover damages for breach of, this Agreement, the prevailing party or parties in such action shall be entitled to recover from the other party or parties all costs and expenses, including but not limited to reasonable attorneys’ fees, court costs, witness fees, disbursements and any other expenses of litigation or negotiation incurred by such prevailing party or parties.

12.       Notices. Any notice or other communication required or permitted to be given under this Agreement will be sufficient if it is in writing, sent to the applicable address set forth below (or as otherwise specified by a Party by notice to the other Parties in accordance with this Section 12) and delivered personally, mailed by certified or registered first-class mail or sent by recognized overnight courier, postage prepaid, and will be deemed given (a) when so delivered personally, (b) if mailed by certified or registered first-class mail, three business days after the date of mailing, or (c) if sent by recognized overnight courier, one day after the date of sending.

If to Epicor:

Epicor Software Corporation

18200 Von Karman Avenue, Suite 1000

Irvine, CA 92612

Attention: L. George Klaus, President and Chief Executive Officer

Telephone: (949) 585-4000

Facsimile: (949) 585-4496

with a copy (which shall not constitute notice to Epicor) to:

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, California 94304

Attention:	Larry W. Sonsini, Esq.
Katharine A. Martin, Esq.

Telephone: (650) 493-9300

Facsimile: (650) 493-6811

If to the Elliott Group:

Elliott Associates, L.P.

712 Fifth Avenue, 36th Floor

New York, NY 10019

Attention: Jesse A. Cohn

Telephone: (212) 506-2999

Facsimile: (212) 586-9429

with a copy (which shall not constitute notice to the Elliott Group) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019-6064

Attention:	Robert B. Schumer, Esq.
Jeffrey D. Marell, Esq.

Telephone: (212) 373-3000

Facsimile: (212) 757-3990

13.       Entire Agreement. This Agreement and the Proxy constitute the entire agreement between the Parties pertaining to the subject matter hereof and supersede all prior and contemporaneous agreements, understandings, negotiations and discussions of the Parties in connection with the subject matter hereof.

14.       Counterparts; Facsimile. This Agreement may be executed in any number of counterparts and by the Parties in separate counterparts, and signature pages may be delivered by facsimile, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

15.       Headings. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

16.       Governing Law. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware, without regard to choice of law principles that would compel the application of the laws of any other jurisdiction.

17.       Exclusive Jurisdiction. Each of the Parties hereby irrevocably and unconditionally submits to the exclusive jurisdiction of any Delaware State court in the City of Wilmington, or the United States District Court for the District of Delaware, and any appellate court to such court, in any action or proceeding arising out of or relating to this Agreement.

18.       Severability. In the event one or more of the provisions of this Agreement should, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement, and this Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.

19.       Successors and Assigns. This Agreement shall not be assignable by any of the Parties. This Agreement, however, shall be binding on successors of the Parties.

20.       Amendments. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by all of the Parties.

21.       Further Action. Each Party agrees to execute such additional reasonable documents, and to do and perform such reasonable acts and things necessary or proper to effectuate or further evidence the terms and provisions of this Agreement.

[Signatures are on the following page.]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the day and year first above written.

EPICOR SOFTWARE CORPORATION

By: /s/ John D. Ireland
Name: John D. Ireland Title: General Counsel and Senior Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By: /s/ Elliot Greenberg
Name: Elliot Greenberg Title: Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Elliott Intrnational Capital Advisors Inc., as Attorney-in-Fact

By: /s/ Elliot Greenberg
Name: Elliot Greenberg Title: Vice President

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By: /s/ Elliot Greenberg
Name: Elliot Greenberg Title: Vice President

Schedule A

The Elliott Group

Elliott Associates, L.P. and its wholly owned subsidiaries

Elliott International, L.P.

Elliott International Capital Advisers Inc.

Schedule B

Principal Amount of Convertible Notes Beneficially Owned by the Elliott Group

$28,747,000

EXHIBIT I

IRREVOCABLE PROXY

The undersigned stockholder (“Stockholder”) of Epicor Software Corporation, a Delaware corporation (the “Company”), hereby irrevocably (to the fullest extent permitted by law) appoints L. George Klaus and John D. Ireland of the Company, and each of them, as the sole and exclusive attorneys and proxies of the undersigned, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the full extent that the undersigned is entitled to do so) with respect to all of the shares of capital stock of the Company that now are or hereafter may be owned beneficially or of record by the undersigned, and any and all other shares or securities of the Company issued or issuable in respect thereof on or after the date hereof (collectively, the “Shares”), in accordance with the terms of this Proxy until the Termination Date (as defined in the Agreement (as defined below)). The Shares beneficially owned by the undersigned stockholder of the Company as of the date of this Proxy are listed on the final page of this Proxy. Upon the undersigned’s execution of this Proxy, any and all prior proxies given by the undersigned with respect to any Shares are hereby revoked and the undersigned hereby agrees not to grant any subsequent proxies with respect to the Shares until after the Termination Date (as defined in the Agreement).

This Proxy is irrevocable (to the fullest extent permitted by law), is coupled with an interest and is granted pursuant to that certain Agreement, dated as of February 24, 2009, by and among the Company and the Elliott Group (the “Agreement”), and is granted in consideration of the Company entering into that Agreement.

The attorneys and proxies named above are hereby authorized and empowered by the undersigned, to act as the undersigned’s attorney and proxy to vote the Shares, and to exercise all voting, consent and similar rights of the undersigned with respect to the Shares (including, without limitation, the power to execute and deliver written consents), at Company’s 2009 annual meeting of stockholders, including any postponement or adjournment thereof:

(i)        in favor of the election of the Company’s nominees to the Board of Directors, which nominees shall include (a) the First Nominee (as defined in the Agreement, or any other director appointed by the Company as provided for in Section 3(d) of the Agreement) and (b) the Second Nominee (as defined in the Agreement, or any other director designated by the Elliott Group as provided for in Section 3(e) of the Agreement), to serve until the 2010 annual meeting of stockholders, or until their successors are duly elected.

The attorneys and proxies named above may not exercise this Proxy on any other matter except as provided in clause (i) above, and Stockholder may vote the Shares on all other matters.

Any obligation of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned.

[Signature page follows.]

This Proxy shall terminate, and be of no further force and effect, automatically on the Termination Date (as defined in the Agreement).

Dated: February 24, 2009

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By:
Elliot Greenberg, Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Elliott Intrnational Capital Advisors Inc., as Attorney-in-Fact

By:
Elliot Greenberg, Vice President

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By:
Elliot Greenberg, Vice President

[SIGNATURE PAGE TO PROXY]

EXHIBIT II

BOARD RESOLUTIONS

Delaware Section 203

RESOLVED, that, any acquisition of “ownership” of “voting stock” (as defined in and contemplated by Section 203(c)(8) and Section 203 (c)(9) of the General Corporation Law of the Sate of Delaware (the “DGCL”), by the Elliott Group as a result of the acquisition by the Elliott Group of up to a maximum aggregate amount of 14.99% of the Company’s outstanding shares of common stock and $100 million aggregate principal amount of the Company’s Convertible Senior Notes due 2027 (the “Acquisition”), is hereby approved, so that the restrictions on business combinations contained in Section 203 of the DGCL will not apply to the Elliott Group because of the Acquisition and as a result thereof, no member of the Elliott Group shall be deemed to be an “interested stockholder” (as defined in and contemplated by Section 203(c)(5) of the DGCL) as a result of the Acquisition.

EXHIBIT III

FIRST AMENDMENT TO RIGHTS PLAN

(See attached.)

AMENDMENT NO. 1 TO THE RIGHTS AGREEMENT

This Amendment No. 1 to the Amended and Restated Preferred Stock Rights Agreement (this “Amendment”) is dated as of February 24, 2009 and amends that Amended and Restated Rights Agreement, dated as of October 27, 2004 (the “Rights Agreement”), by and between Epicor Software Corporation, a Delaware corporation (the “Company”), and Mellon Investor Services LLC, a New Jersey limited liability company, as Rights Agent (the “Rights Agent”);

WHEREAS, on February 24, 2009, the board of directors of the Company determined it is in the best interests of the Company and its stockholders to amend the Rights Agreement on the terms set forth herein;

WHEREAS, in accordance with Section 27 of the Rights Agreement, prior to the occurrence of a Distribution Date, the Company may supplement or amend the Rights Agreement in any respect without the approval of any holders of Rights, and the Rights Agent shall, if the Company so directs, execute such supplement or amendment; and

WHEREAS, the Rights Agent is hereby directed to join in the amendment to the Rights Agreement as set forth herein.

NOW, THEREFORE, in consideration of the promises and the mutual agreements herein set forth, the parties hereby agree as follows:

1.	Amendment of the Rights Agreement.

(a)        Section 1(a) of the Rights Agreement is hereby amended by inserting the following sentence immediately after the last sentence in the definition of “Acquiring Person”:

“Notwithstanding anything in this Section 1(a) or otherwise in this Agreement to the contrary, the Elliott Group, as defined on Annex I hereto (the “Exempted Group”), shall not be deemed to be an “Acquiring Person” for purposes of this Rights Agreement by virtue of or as a result of the acquisition by the Elliott Group of up to a maximum of 14.99% of the outstanding Common Shares and $100 million aggregate principal amount of the Company’s Convertible Senior Notes due 2027 (the “Notes”) (the “Exempted Transaction;” it being understood that the actual issuance of Common Shares upon conversion or settlement of the Notes (x) pursuant to an election made by Epicor shall be deemed to constitute an Exempted Transaction and (y) pursuant to an election made by any member of the Elliott Group shall not be deemed to constitute an Exempted Transaction); provided, however, that if, excluding any Notes acquired in an Exempted Transaction, the Exempted Group (or any member thereof) would be an Acquiring Person (unless it is directly as a result of a repurchase, redemption or other acquisition of any Common Shares by the Company), then the Exempted Group shall be deemed an Acquiring Person hereunder by virtue of the Exempted Group’s (or any member thereof) acquisition of Beneficial Ownership of any additional Common Shares.”

(b)        Section 1(d) of the Rights Agreement is hereby amended by inserting the following sentence immediately after the last sentence in the definition of “Beneficial Owner” and “beneficially own”:

“Notwithstanding anything in this Section 1(d) or otherwise in this Agreement to the contrary, the Exempted Group shall not be deemed to be a “Beneficial Owner” of or to “Beneficially Own” any securities beneficially owned by virtue of or as a result of the Exempted Transaction.”

(c)        Section 1(gg) of the Rights Agreement is hereby amended by inserting the following sentence immediately after the last sentence in the definition of “Shares Acquisition Date”:

“Notwithstanding anything in this Section 1(gg) or otherwise in this Agreement to the contrary, a Shares Acquisition Date shall not be deemed to have occurred by virtue of or as a result of the Exempted Transaction.”

2.         No Other Amendment; Effect of Amendment. Except as and to the extent expressly modified by this Amendment, the Rights Agreement and the exhibits thereto shall remain in full force and effect in all respects without any modification. By executing this Amendment below, the Company certifies that this Amendment has been executed and delivered in compliance with the terms of Section 27 of the Rights Agreement. This Amendment shall be deemed an amendment to the Rights Agreement and shall become effective upon execution by the Company and the Rights Agent. In the event of a conflict or inconsistency between this Amendment and the Rights Agreement and the exhibits thereto, the provisions of this Amendment shall govern.

3.         Counterparts. This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

4.         Severability. If any term, provision, covenant or restriction of this Amendment is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Amendment shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

5.         Miscellaneous. This Amendment shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts to be made and performed entirely within such State.

[Signature Page to Follow]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the day and year first above written.

“COMPANY”	EPICOR SOFTWARE CORPORATION

By:
Name:
Title:

“RIGHTS AGENT”	MELLON INVESTOR SERVICES LLC

By:
Name:
Title:

ANNEX I

The Elliott Group includes the following entities and their respective affiliates:

Elliott Associates, L.P.

Elliott International, L.P.

Elliott International Capital Advisors Inc.